Prevention Insurance.com
2770 S. Maryland Pkwy., # 416
Las Vegas, NV 89109
Office: (702) 732-2758
Fax: (702) 732-2778



Securities and Exchange Commission
Washington, D.C. 20549



In response to Item 6 Management Discussion and Analysis although we had signed a preliminary letter of intent to explore the feasibility of acquiring MMR a chain of Diognostic Imaging centers, it was not a binding agreement or a definitive agreement, but rather an agreement to exchange financial info and allow us to explore the possibility of funding the transaction. Unfortunately we did not receive either commitment or term sheet and the L01 expired on October 31, 2006. Without a definitive agreement we did not feel an 8-K filing was warranted.

/s/ Scott C. Goldsmith
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    Scott C. Goldsmith
    President